

SECURITI 05042046 ON

Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-28862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/1/04 (MM/DD/YY) AND ENDING 2/28/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRADLEY WOODS & CO. LTD.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue, 17th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Ripp 212-826-9191
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAICH ENDE MALTER & CO. LLP
(Name – *if individual, state last, first, middle name*)

90 Merrick Avenue (Address) East Meadow (City) NY (State) (Zip Code)

PROCESSED
MAY 05 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED APR 29 2005 WASH, D.C. 185 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Ripp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bradley Woods & Co. Ltd., as of February 28, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S. LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2006



Signature

PRESIDENT

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADLEY WOODS & CO. LTD.

(Formerly Bradley Woods & Co.)

Financial Statements

February 28, 2005

Bradley Woods & Co. Ltd.

Financial Statements
Table of Contents

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Bradley Woods & Co. Ltd.
(Formerly Bradley Woods & Co.)

We have audited the accompanying statement of financial condition of Bradley Woods & Co. Ltd. (formerly Bradley Woods & Co.) as of February 28, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bradley Woods & Co. Ltd. (formerly Bradley Woods & Co.) as of February 28, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
East Meadow, New York
March 28, 2005

LONG ISLAND: The Financial Center / 90 Merrick Avenue / East Meadow, New York 11554 / 516.228.9000 / Fax: 516.228.9122 / E-mail: cpa@rem-co.com
NEW YORK CITY: 330 Fifth Avenue, Suite 1300 / New York, New York 10001 / 212.686.2224 / Fax: 212.481.3274

BRADLEY WOODS & CO. LTD.

Statement of Financial Condition
February 28, 2005

ASSETS	
Cash and cash equivalents	$ 48,093
Marketable securities	280
Equipment - net	2,934
Other assets	14,750
	$ 66,057
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Payable to Clearing Broker	$ 35
Accounts payable and accrued expenses	20,370
	20,405
Stockholders' Equity:	
Preferred stock - $.01 par value - 50 shares authorized, 9.26315 shares issued and outstanding	-
Common stock - $.01 par value - 9,950 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	185,273
Accumulated (deficit)	(139,631)
	45,652
	$ 66,057

See notes to financial statements.

BRADLEY WOODS & CO. LTD.

Statement of Operations
For the Year Ended February 28, 2005

Revenues	
Commissions	$ 127,470
Research	81,111
Investment banking	10,000
Realized (loss) on firm trading investments	(35)
	218,546
Expenses	
Clearing and brokerage charges	42,302
Commissions and salaries	39,413
Officers' salaries	7,022
Employee payroll tax and benefits	25,049
Regulatory fees	2,911
Occupancy cost - rent	26,578
Insurance	5,397
Consulting and professional fees	33,425
Dues and subscriptions	5,587
Office, administrative and other operating	30,109
Depreciation	210
	218,003
Net Income	543
Accumulated (Deficit) - beginning	(140,174)
Accumulated (Deficit) - end	$ (139,631)

See notes to financial statements.

BRADLEY WOODS & CO. LTD.

Statement of Changes in Stockholders' Equity
For the Year Ended February 28, 2005

	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated (Deficit)	Total
	Shares	Amount	Shares	Amount			
Balance - March 1, 2004	30	$ 20	18.52630	$ 185,263	$ -	$ (140,174)	$ 45,109
Surrender of outstanding shares of Bradley Woods & Co.:							
Common	(20)	(13)	-	-	13	-	-
Preferred	-	-	(9.26315)	(92,631)	92,631	-	-
Cancellation of outstanding shares of Bradley Woods & Co.:							
Common	(10)	(7)	-	-	7	-	-
Preferred	-	-	(9.26315)	(92,632)	92,632	-	-
Issuance of converted shares of Bradley Woods & Co. Ltd.:							
Common	1,000	10	-	-	(10)	-	-
Preferred	-	-	9.26315	-	-	-	-
Net income	-	-	-	-	-	543	543
Balance - February 28, 2005	1,000	$ 10	9.26315	$ -	$ 185,273	$ (139,631)	$ 45,652

See notes to financial statements.

BRADLEY WOODS & CO. LTD.

Statement of Cash Flows
For the Year Ended February 28, 2005

Cash Flows from Operating Activities	
Net income	$ 543
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	210
Changes in operating assets and liabilities	
(Increase) decrease in:	
Receivables from brokers	3,770
Other assets	(3,210)
Increase (decrease) in:	
Accounts payable and accrued expenses	6,627
Payable to clearing broker	35
	7,975
Cash Flows from Investing Activities	
Acquisition of equipment	(3,144)
Increase in Cash and Cash Equivalents	4,831
Cash and Cash Equivalents - beginning	43,262
Cash and Cash Equivalents - end	$ 48,093

See notes to financial statements.

1 - ORGANIZATION AND BUSINESS

Bradley Woods & Co. Ltd. (the "Company") was incorporated in October 2004 under the laws of the State of Delaware. Pursuant to a Plan of Merger, dated October 29, 2004, between the Company and Bradley Woods & Co. (a District of Columbia corporation), the Company emerged as the surviving corporation. Majority ownership and management of the Company changed during fiscal 2005.

The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD).

The Company's principal business includes the purchase and sale of securities on behalf of institutional customers as an introducing broker. All securities transactions were cleared through another broker/dealer (the "Clearing Broker") on a fully disclosed basis and, therefore, the Company was exempt from SEC Rule 15c3-3. The Company also provides research to clients on a fee basis and investment banking services to clients involved in private placement offerings.

The Company is continuing to maintain the business of Bradley Woods & Co. and management had developed plans to increase its client base, offer new products and enhance its network of research sources, specifically in Washington D.C.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less, as well as money market mutual funds, to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

c. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis as required by generally accepted accounting principles ("GAAP"). Commissions earned from other trading activities are recorded as transactions are closed between buyers and sellers.

Continued

d. ***Depreciation*** - Equipment is stated at cost. Replacements, maintenance and repairs which do not improve or extend the life of an asset are expensed. Equipment is depreciated using the straight-line method over an estimated useful life of five years.

e. ***Income Taxes*** - The Company is a C corporation and is subject to federal and state income taxes. Deferred income taxes, based on current federal, state and local tax laws and rates, arise from timing differences resulting from income and expense items reported for financial accounting and tax reporting in different periods. The principal source of timing differences is the utilization of the cash basis method of accounting for income tax purposes.

   A valuation allowance is established when it is more likely than not that the deferred tax asset will not be realized.

f. ***Estimates*** - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - PAYABLE TO CLEARING BROKER

The clearing and depository operations for the Company's and customers' securities transactions are provided by a Clearing Broker pursuant to a clearance agreement.

Payable to Clearing Broker consists of the following:

Cash overdraft	$ 35

4 - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at market values. At February 28, 2005, these securities consisted of corporate stocks with a market value of $280.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At February 28, 2005, the Company did not hold positions in securities not readily marketable.

Continued

5 - Equipment

At February 28, 2005, equipment is stated at cost and is summarized as follows:

Computer equipment	$ 3,144
Less: Accumulated depreciation	210
	$ 2,934

6 - Income Taxes

The provision for income taxes consists of the following:

Current Taxes on Income	
Federal, state and local	$ 525
Deferred Taxes on Income	
State and local	-
Provision for Income Taxes	$ 525

In the fiscal year ended February 29, 2004, Bradley Woods & Co. incurred a taxable net operating loss of approximately $21,000. This taxable net operating loss may be available to reduce future taxable income of the Company, however, these financial statements do not reflect any future income tax benefits to be derived from the taxable net operating loss.

7 - Commitments and Contingencies

The Company leases office and storage space on a month-to-month basis for approximately $1,700 per month. Rent expense for the year ended February 28, 2005 amounted to approximately $26,578.

8 - Preferred Stock

The holders of preferred stock will be entitled to a liquidation preference of $10,000 per share of preferred stock owned.

9 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission under Rule 15c3-1. At February 28, 2005, the Company was in compliance with these requirements.

Continued

10 - Off-Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

BRADLEY WOODS & CO. LTD.

Supplementary Information - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended February 28, 2005

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity Qualified for Net Capital	$ 45,652
Deductions	
Non-allowable assets - assets not readily convertible to cash:	
Fixed assets	2,934
Other assets	14,750
Net capital before haircuts	27,968
Haircuts on securities:	
Other securities	42
Net Capital	$ 27,926

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Computation of Aggregate Indebtedness	
Total liabilities	$ 20,405
Aggregate indebtedness	$ 20,405
Minimum Net Capital Requirement - 6.67% of adjusted aggregate indebtedness	$ 1,361
Net Capital Requirement - under SEC Rule 15c3-1 - greater of minimum net capital requirement or $5,000	$ 5,000
Net Capital in Excess of SEC Rule 15c3-1 Requirement	$ 22,926
Ratio of Aggregate Indebtedness to Net Capital	.73 to 1.00

There were no material differences noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated March 23, 2005 as filed by the Company.

BRADLEY WOODS & CO. LTD.

Supplementary Information - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
February 28, 2005

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of February 28, 2005 in accordance with Rule 15c3-3(k)(2)(ii).

See independent auditors' report.

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Bradley Woods & Co. Ltd.
(Formerly Bradley Woods & Co.)

In planning and performing our audit of the financial statements and supplemental schedules of Bradley Woods & Co. Ltd. (formerly Bradley Woods & Co.) for the year ended February 28, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ONG ISLAND: The Financial Center / 90 Merrick Avenue / East Meadow, New York 11554 / 516.228.9000 / Fax: 516.228.9122 / E-mail: cpa@rem-co.com
NEW YORK CITY: 330 Fifth Avenue, Suite 1300 / New York, New York 10001 / 212.686.2224 / Fax: 212.481.3274

RAICH ENDE MALTER & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
East Meadow, New York
March 28, 2005